SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GPC BIOTECH AG

(Name of Issuer)

Ordinary Bearer Shares (No Par Value)

(Title of Class of Securities)

38386P108

(CUSIP Number)

December 31, 2006 and August 9, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

X	Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38386P108	Page 2 of 16

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dietmar Hopp
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,300,561
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 6,300,561
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,300,561
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.2%
12		TYPE OF REPORTING PERSON* IN

CUSIP No. 38386P108	Page 3 of 16

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Golf Club St. Leon-Rot Betriebsgesellschaft mbH & Co. KG
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,440,561
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 3,440,561
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,440,561
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%
12		TYPE OF REPORTING PERSON* OO

CUSIP No. 38386P108	Page 4 of 16

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Verwaltungsgesellschaft des Golf Club St. Leon-Rot mbH
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,440,561
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 3,440,561
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,440,561
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%
12		TYPE OF REPORTING PERSON* OO

CUSIP No. 38386P108	Page 5 of 16

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Oliver Hopp
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,860,000
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 2,860,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,860,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12		TYPE OF REPORTING PERSON* IN

CUSIP No. 38386P108	Page 6 of 16

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) DH-Capital GmbH & Co. KG
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		X
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,860,000
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 2,860,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,860,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12		TYPE OF REPORTING PERSON* OO

CUSIP No. 38386P108	Page 7 of 16

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OH Beteiligungen GmbH & Co. KG
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		X
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,860,000
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 2,860,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,860,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12		TYPE OF REPORTING PERSON* OO

CUSIP No. 38386P108	Page 8 of 16

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Berthold Wipfler
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,860,000
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 2,860,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,860,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12		TYPE OF REPORTING PERSON* IN

CUSIP No. 38386P108	Page 9 of 16

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BW Verwaltungs GmbH
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,860,000
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 2,860,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,860,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.82%
12		TYPE OF REPORTING PERSON* OO

CUSIP No. 38386P108	Page 10 of 16

Item 1.

(a)

Name of Issuer:

GPC Biotech AG (the “Issuer”)

(b)

Address of Issuer’s Principal Executive Offices

Fraunhoferstrasse 20

D-82152 Martinsried

Munich, Germany

Item 2.

(a)

Name of Person Filing

Dietmar Hopp (“Dietmar”)

Golf Club St. Leon-Rot Betriebsgesellschaft mbH & Co. KG (“GCB”)

Verwaltungsgesellschaft des Golf Club St. Leon-Rot mbH (“GCV”)

Oliver Hopp (“Oliver”)

DH-Capital GmbH & Co. KG (“DHC”)

OH Beteiligungen GmbH & Co. KG (“OHB”)

Berthold Wipfler (“Wipfler”)

BW Verwaltungs GmbH (“BWV”)

(collectively hereinafter referred to as the “Reporting Persons”)

(b)

Address of Principal Business Office or, if none, Residence

Dietmar has a principal business address of Johann-Jakob-Astor- Str. 57, 69190 Walldorf, Germany.

Each of Oliver, DHC, OHB and BWV have a principal business address of Bergheimer Str. 89/1, 69115 Heidelberg, Germany.

Each of GCB and GCV have a principal business address of Opelstraße 30, 68789 St. Leon-Rot, Germany.

Wipfler has a business address of Max-Planck-Str. 8, 69190 Walldorf, Germany.

(c)

Citizenship

Each of GCB, GCV, DHC, OHB and BWV are entities organized in the Federal Republic of Germany. Each of Dietmar, Oliver and Wipfler are citizens of the Federal Republic of Germany.

(d)

Title of Class of Securities

Ordinary Bearer Shares, no par value (the “Shares”)

(e)

CUSIP Number

38386P108

CUSIP No. 38386P108	Page 11 of 16

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable.

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned: As of the date of this filing:

Dietmar beneficially owns 6,300,561 Shares: (i) 3,440,561 Shares registered in the name of GCB; (ii) 1,430,000 Shares registered in the name of DHC; and (iii) 1,430,000 Shares registered in the name of OHB.

GCB and GCV beneficially own 3,440,561 Shares registered in the name of GCB.

Oliver, DHC, OHB, Wipfler and BWV beneficially own 2,860,000 Shares: (i) 1,430,000 Shares registered in the name of DHC; and (ii) 1,430,000 Shares registered in the name of OHB.

Each of Dietmar, GCB, GCV, Oliver, DHC, OHB, Wipfler and BWV disclaim beneficial ownership of any Shares not directly owned by them except to the extent of their pecuniary interest therein.

(b)

Percent of class:

Based on 36,554,468 Shares issued and outstanding (as reported in the Issuer’s Form 6-K as filed with the Securities & Exchange Commission on August 8, 2007):

Dietmar beneficially owns 17.2% of the issued and outstanding Shares.

Each of GCB and GCV beneficially own 9.6% of the issued and outstanding Shares.

Each of Oliver, DHC, OHB, Wipfler and BWV own 7.8% of the issued and outstanding Shares.

CUSIP No. 38386P108	Page 12 of 16

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote

None.

(ii)

Shared power to vote or to direct the vote

Dietmar shares the power to vote or direct the vote with respect to 6,300,561 Shares.

GCB and GCV share the power to vote or direct the vote with respect to 3,440,561 Shares.

Oliver, DHC, OHB, Wipfler and BWV share the power to vote or direct the vote  with respect to 2,860,000 Shares.

(iii)

Sole power to dispose or to direct the disposition of

None.

(iv)

Shared power to dispose or to direct the disposition of

Dietmar shares the power to dispose or to direct the disposition with respect to  6,300,561 Shares.

GCB and GCV share the power to dispose or to direct the disposition with respect to 3,440,561 Shares.

Oliver, DHC, OHB, Wipfler and BWV share the power to dispose or to direct the disposition with respect to 2,860,000 Shares.

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

CUSIP No. 38386P108	Page 13 of 16

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.

Identification and Classification of Members of the Group.

See Exhibit No. 1

Item 9.

Notice of Dissolution of Group.

Not Applicable.

Item 10.

Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 38386P108	Page 14 of 16

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2007

By:	/s/ Dietmar Hopp
Dietmar Hopp

Golf Club St. Leon-Rot Betriebsgesellschaft mbH & Co. KG
By: Verwaltungsgesellschaft des Golf Club St. Leon-Rot mbH, Managing Member

By:	/s/ Dietmar Hopp
Dietmar Hopp

Verwaltungsgesellschaft des Golf Club St. Leon-Rot mbH

By:	/s/Dietmar Hopp
Dietmar Hopp

By:	/s/Oliver Hopp
Oliver Hopp

DH-Capital GmbH & Co KG
By: BW Verwaltungs GmbH, its Managing Partner

By:	/s/Michael Kranich
Michael Kranich, Managing Director

OH Beteiligungen GmbH & Co. KG
By: BW Verwaltungs GmbH, its Managing Partner

By:	/s/Michael Kranich
Michael Kranich, Managing Director

By:	/s/Berthold Wipfler
Berthold Wipfler

BW Verwaltungs GmbH

By:	/s/Michael Kranich
Michael Kranich, Managing Director

JOINT FILING AGREEMENT

The undersigned hereby consent to the joint filing by any of them of a  Statement on Schedule 13G and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of GPC Biotech AG and hereby affirms that this Schedule 13G is being filed on behalf of each of the undersigned.

Date: September 27, 2007

By:	/s/ Dietmar Hopp
Dietmar Hopp

Golf Club St. Leon-Rot Betriebsgesellschaft mbH & Co. KG
By: Verwaltungsgesellschaft des Golf Club St. Leon-Rot mbH, Managing Member

By:	/s/ Dietmar Hopp
Dietmar Hopp

Verwaltungsgesellschaft des Golf Club St. Leon-Rot mbH

By:	/s/ Dietmar Hopp
Dietmar Hopp

By:	/s/ Oliver Hopp
Oliver Hopp

DH-Capital GmbH & Co KG
By: BW Verwaltungs GmbH, its Managing Partner

By:	/s/ Michael Kranich
Michael Kranich, Managing Director

OH Beteiligungen GmbH & Co. KG
By: BW Verwaltungs GmbH, its Managing Partner

By:	/s/ Michael Kranich
Michael Kranich, Managing Director

By:	/s/ Berthold Wipfler
Berthold Wipfler

BW Verwaltungs GmbH

By:	/s/ Michael Kranich
Michael Kranich, Managing Director

Exhibit No. 1

Members of Group

DH-Capital GmbH & Co. KG and OH Beteiligungen GmbH & Co. KG are members of a group and have agreed to act in concert with respect to the Shares registered in their respective names.